September 18, 2006

Dear Stockholder:

We are pleased to inform you that on September 5, 2006, Click Commerce, Inc. (“Click Commerce”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Illinois Tool Works Inc. (“ITW”) and ITW Leap Corp. (the “Purchaser”), a wholly owned subsidiary of ITW. As provided in the Merger Agreement, the Purchaser today commenced a tender offer (the “Offer”) to purchase all outstanding shares of Click Commerce’s common stock (the “Shares”) at a price of $22.75 per share, net to the seller in cash, without interest thereon (the “Offer Price”). The Offer is subject to the terms and conditions in the Purchaser’s Offer to Purchase and the related Letter of Transmittal that are included in the Purchaser’s offering materials. As provided in the Merger Agreement and subject to the satisfaction or waiver of certain conditions, the Offer will be followed by a merger (the “Merger”) of the Purchaser with and into Click Commerce, and all Shares not purchased in the Offer (other than Shares held by ITW and its subsidiaries, by dissenting stockholders or by Click Commerce) will be converted into the right to receive the same price per Share as stockholders received in the Offer.

Your Board of Directors unanimously approved the Merger Agreement, the Offer and the Merger and has determined that the terms of each are fair to, and in the best interests of, Click Commerce and its stockholders. Accordingly, the Board recommends that stockholders accept the Offer and tender their Shares in the Offer. In arriving at its recommendation, the Board gave careful consideration, over an extended period of time, to a number of factors including the opinion received by the Board from Morgan Stanley & Co. Incorporated, Click Commerce’s financial advisor, that, as of the date of such opinion and based upon and subject to certain considerations and assumptions stated therein, the Offer Price of $22.75 per share in cash is fair from a financial point of view to the holders of Click Commerce common stock.

Attached is a copy of the Schedule 14D-9 filed by Click Commerce with the Securities and Exchange Commission. The Schedule 14D-9 describes the reasons for your Board of Directors’ recommendation and contains other important information relating to the Offer. Also enclosed is the Offer to Purchase, dated September 18, 2006, of the Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions on how to tender your Shares. We urge you to read the Schedule 14D-9 and the enclosed materials carefully.

Sincerely,

Michael W. Ferro, Jr.
Chief Executive Officer and Chairman